UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021.

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  □  Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date:	March 9, 2021	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Supplemental Warrant Indenture dated February 12, 2021
99.2	News Release dated February 16, 2021
99.3	Material Change Report dated February 17, 2021
99.4	News Release dated February 22, 2021
99.5	News Release dated February 25, 2021
99.6	Material Change Report dated February 26, 2021
99.7	Material Change Report dated February 26, 2021
99.8	News Release dated March 1, 2021
99.9	News Release dated March 8, 2021
99.10	Form 12 - Notice of Proposed Stock Consolidation or Reclassification dated February 10, 2021
99.11	Form 11 - Notice of Proposed Stock Option Grant or Amendment dated February 16, 2021
99.12	Form 11 - Notice of Proposed Stock Option Grant or Amendment dated March 4, 2021
99.13	Form 7 - Monthly Progress Report dated March 5, 2021